Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                            September 8, 2016


VIA EDGAR CORRESPONDENCE
------------------------

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  AB Municipal Income Fund II
              Preliminary Proxy Statement on Schedule 14A
              File No. 33-60560
              -------------------------------------------------

Dear Mr. Oh:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the proxy statement filed on
Schedule 14A (the "Proxy Statement") for AB Municipal Income Fund II (the "Registrant"). The Proxy Statement, which was filed with the SEC on August 26, 2016, relates to the proposed liquidation of AB Michigan Portfolio (the "Portfolio"), a series of the Registrant.

      The Staff's comments were provided to me during our telephone conversation on September 2, 2016. As the context requires, defined terms used herein are as defined in the Proxy Statement. Responses to each of the Staff's comments are set forth below.

Comment 1:  Under "Proposal: Liquidation and Termination of the Portfolio -
            Summary of the Plan", provide more detail about the notice that shareholders will receive if they approve the Liquidation.

Response:   The Proxy Statement will be revised in response to this comment.

Comment 2:  Please confirm that the costs of the Liquidation estimated at
            $100,000 include the fees paid to Broadridge to assist in soliciting proxies. If this is not the case, include this amount in the costs of the Liquidation disclosed in the Proxy Statement. In addition, if the costs of Liquidation are expected to impact the Portfolio's net asset value, disclose this fact in the Proxy Statement.

Response:   Under "Proposal: Liquidation and Termination of the Portfolio -
            Board Considerations in Approving the Proposed Liquidation", the disclosure states that the costs of the Liquidation include proxy solicitation expenses. These costs include fees paid to Broadridge for its proxy solicitation services. In addition, the costs of Liquidation are not expected to impact the Portfolio's net asset value. We note that, under "Proposal: Liquidation and Termination of the Portfolio - Board Considerations in Approving the Proposed
            Liquidation", the disclosure states that the Adviser is expected to bear all of the costs of the Liquidation due to the expense limitations applicable to the Portfolio.

Comment 3:  Provide the name and address of the Portfolio's distributor. Please see Item 22(a)(3)(i) of Schedule 14A under the Securities Exchange Act of 1934.

Response:   The Proxy Statement will be revised in response to this comment.

Comment 4:  Please move the Table of Contents appearing at the back of the Proxy
            Statement to the front of the document.

Response:   The Proxy Statement has been formatted for printing. As a result, the Table of Contents appears at the end of the document as filed;
            however, upon printing, it will appear at the front of the document.

Comment 5:  To the extent applicable, disclose the tax consequences of the
            Portfolio's liquidation for shares held through tax-deferred accounts.

Response:   The Proxy Statement will be revised in response to this comment.

Comment 6:  In making Liquidating Distributions to shareholders, the Registrant is reminded of its obligations under Section 22(e) of the Investment Company Act of 1940 ("Section 22(e)"), which generally prohibits open-end funds from postponing the payment of redemption proceeds for more than seven days after a security is tendered for redemption.

Response:   Registrant is aware of and intends to comply with its obligations under Section 22(e).

Comment 7:  Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the filing of the definitive Proxy Statement.

Response:   The Tandy representations are provided herein. Registrant will file its response letter prior to the filing of the definitive Proxy
            Statement.

                                     * * *

      We have been authorized on behalf of the Registrant to acknowledge that
(i) the Registrant is responsible for the adequacy and accuracy of the disclosures in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments in each filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

                                                            Sincerely,

                                                           /s/ Lancelot A. King
                                                           --------------------
                                                               Lancelot A. King



cc:   Emilie D. Wrapp, Esq.
      Stephen Laffey, Esq.
      Paul M. Miller, Esq.